Item 77D 	Deutsche Alternative Asset Allocation VIP,
Deutsche CROCI(r) U.S. VIP (formerly known as Deutsche Large Cap Value VIP), Deutsche
Global Income Builder VIP, Deutsche High
Income VIP, Deutsche International Growth
VIP (formerly known as Deutsche Global
Growth VIP), and Deutsche Multisector
Income VIP (formerly known as Deutsche
Unconstrained Income VIP) (each a series of
Deutsche Variable Series II (each a "Fund"))
Deutsche Alternative Asset Allocation VIP
Effective on December 8, 2017, the Fund's principal investment strategy was amended to include the following:

The fund may also invest in securities of unaffiliated mutual funds, ETFs or exchange-traded notes (ETNs) to gain a desired economic exposure to a particular asset category or investment strategy that is not available through a Deutsche fund (Deutsche funds and unaffiliated mutual funds, ETFs and ETNs are collectively referred to as "underlying funds").

Deutsche Global Income Builder VIP
Effective on December 8, 2017, the Fund's principal investment strategy was amended to include the following:

The fund can buy many types of securities, among them common stocks, including dividend-paying stocks, convertible securities, corporate bonds, government bonds, municipal securities, inflation-indexed bonds, mortgage- and asset-backed securities, exchange-traded funds (ETFs) and exchange-traded notes (ETNs).
Deutsche High Income VIP
Effective on November 1, 2017, the Fund's principal investment strategy was amended to include the following:

If a fixed income security is rated differently among the three major ratings agencies (i.e. Moody's Investor Services, Inc., Fitch Investors Services, Inc., and Standard & Poor's Ratings Group), portfolio management would rely on the highest credit rating for purposes of the fund's investment policies.

Deutsche International Growth VIP
Effective on October 1, 2017, Deutsche Global Growth VIP was renamed Deutsche International Growth VIP, its principal investment strategy was changed, and its non-fundamental policy was changed to reflect the shift from a global to international focus. The Fund's benchmark also was changed from the MSCI World Index to the MSCI
ACWI ex US Index. Effective on October 1, 2017, the
Fund's principal investment strategy was changed as follows:
Main Investments. The fund invests primarily in foreign equities (equities issued by foreign based companies and listed on foreign exchanges) and may invest in companies of any size and from any country, including countries with emerging economies. The fund's equity investments may also include preferred stocks and other securities with equity characteristics, such as convertible securities and warrants.

The fund will generally invest less than 20% of its assets in US equities.

Deutsche CROCI(r) U.S. VIP
Effective on May 1, 2017, Deutsche Large Cap Value VIP was renamed Deutsche CROCI(r) U.S. VIP, and its principal investment strategy was changed as follows:
Main investments. Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks issued by US companies.
Deutsche Multisector Income VIP
Effective on October 2, 2017, Deutsche Unconstrained Income
VIP was renamed Deutsche Multisector Income VIP to better reflect the Fund's investment strategy. At that time, the Fund's disclosure regarding its principal investment strategy was changed as follows:
Main investments. Under normal circumstances, the fund invests mainly in a multi-sector portfolio of domestic and foreign fixed income securities. The fund's investment sectors include, but are not limited to: (i) government notes and bonds; (ii) corporate bonds, including high-yield/high-risk (junk) bonds; (iii) commercial loans and commercial and residential mortgage- backed securities; (iv) asset-backed securities; (v) convertible securities and preferred stock; (vi) emerging markets debt; and (vii) adjustable rate loans that have a senior right to payment ("senior loans") and other floating rate debt securities. The fund may invest in some or all of the above sectors and it is not limited in the amount it can invest in any one sector. Allocations to each sector will vary over time.
The fund may also invest in exchange traded funds
("ETFs") and dividend-paying common stocks. The credit quality of the fund's investments may vary; the fund may invest up to 100% of total assets in investment-grade fixed income securities or even up to 100% in below investment grade fixed income securities, which are those below the fourth highest credit rating category (that is, grade BB/Ba and below).
The fund may invest in fixed income securities of any maturity or duration. Because the fund may invest in fixed income securities of varying maturities, the fund's dollar-weighted average effective portfolio maturity will vary. As of December 31, 2016, the fund had a dollar-weighted average effective portfolio maturity of
5.93 years.

In determining the dollar-weighted average effective portfolio maturity, portfolio management uses a security's stated maturity or, if applicable, an earlier date on which portfolio management believes it is probable that the security will be repaid pursuant to a maturity-shortening feature of the security. Portfolio management might use a security's effective maturity where, for example, market conditions favor a buyer exercising a put option (i.e., an option to sell a bond back to the issuer prior to its maturity) or an issuer exercising a call option (i.e., an option to redeem a bond prior to its maturity) or a principal prepayment provision (i.e., a provision allowing an issuer to repay principal before the stated maturity date). A security's effective maturity can be substantially shorter than its stated maturity.